EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

	Years Ended
	2002	2001	2000	1999	1998
FIXED CHARGES
Interest expense	$1,353	$31	$33	$34	$42
Portion of rental expense deemed to represent interest	1,666	3,079	3,537	990	1,100

Total fixed charges	$3,019	$3,110	$3,570	$1,024	$1,142

EARNINGS BEFORE FIXED CHARGES
Earnings from continuing operations before income tax	$(77,772)	$(41,638)	$46,327	$7,434	$(34,199)
Fixed charges	3,019	3,110	3,570	1,024	1,142

Total earnings before fixed charges	$(74,753)	$(38,528)	$49,897	$8,458	$(33,057)

RATIO OF EARNINGS TO FIXED CHARGES	(1)	(1)	14x	8.3x	(1)

The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense deemed to represent interest. “Earnings” consist of income from continuing operations before income taxes plus fixed charges.

(1)	We would have had to generate additional earnings for the years ended December 30, 2002, 2001 and 1998 of $77.8 million, $41.6 million and $34.2 million, respectively, to achieve a ratio of 1:1.

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